May 14, 2025

Robert Ball
Chief Executive Officer
Shoulder Innovations, Inc.
1535 Steele Avenue SW, Suite B
Grand Rapids, Michigan 49507

       Re: Shoulder Innovations, Inc.
           Draft Registration Statement on Form S-1
           Submitted April 17, 2025
           CIK No. 0001699350
Dear Robert Ball:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted April 17, 2025
Prospectus Summary, page 2

1. We note your statement that certain conditions that can result in shoulder pain and reduce functionality result in more than eight million estimated physician visits annually in the United States. Please provide the source of this estimate.
2. We note your statement that "for the three months ended March 31, 2025, nine surgical plans were created using ProVoyance for every ten surgical cases, representing an implied utilization rate of 90%." Please revise to provide greater detail of how this data was obtained, including the size, jurisdiction, and scope of the study, as applicable. Please also clarify what you mean by an implied utilization rate and explain the difference, if any, between an implied utilization rate and a utilization rate in this context. If known and to the extent it is materially different, please also
 May 14, 2025
Page 2

       disclose the percentage of procedures using your advanced implant systems that also used your ProVoyance technology during the applicable period.
3. We refer to your disclosure that you initially launched your InSet Glenoid product in
       2016, began using ProVoyance in 2021, and launched your initial I-Series system, the
       InSet 95 Humeral Stem, in 2023 and that you anticipate pursuing FDA clearance of additional I-Series implants, such as the InSet 70, InSet 135 and InSet 185 stems, over
       the next twelve months. You also state on page 48 that your    systems
are regulated as
       medical devices in the United States.    Please revise your disclosure
in this section to
       clarify the timeline for the development of each of your products since your inception.
       In your revised disclosure, please also discuss the FDA   s
classification of each
       product as a medical device into one of three classes (Class I, Class II, and Class III)
       depending on its level of risk, specify when you obtained FDA approval for each product, and disclose the current status of development of your InSet 70, InSet 135 and InSet 185 stem products.
4. We refer to your statements here and elsewhere in the registration statement that your
       ProVoyance technology is cleared by the FDA for preoperative shoulder planning on
       the FDA   s AI/ML-enabled medical devices list. In an appropriate
section of your
       registration statement, please describe the approval process for the FDA s AI/ML-
       enabled medical devices, including any material differences from the FDA s classification of and approval pathways for medical devices.
Market Overview, page 4

5. We note your statement that the shoulder arthroplasty market in the United States is expected to grow by greater than 10% annually through 2029. Please revise to provide a specific estimated growth rate or a range of estimated growth rates. Additionally, please clarify whether this estimate is provided by a third party or made by your management and provide the basis, source and material assumptions for such estimate, as applicable.
6. Please disclose how the $1.7 billion estimate of the total international shoulder arthroplasty market for 2025 is calculated and discuss any material assumptions or estimates underlying the calculation. To the extent the estimate is based in part on your average sales price in the United States, please note whether any adjustments were made to the average sales price and any potential challenges or uncertainties regarding international sales, such as different reimbursement regimes or issues related to government payors.
Product Liability Claims, page 23

7. In order for readers to better assess this risk, please expand this risk factor to disclose whether product liability claims, lawsuits or recalls have actually materially impacted your business, financial condition or results of operations. As a related matter, expand your financial statement notes to disclose your product warranty term, as well as any material product warranty liabilities in accordance with ASC 460-10-50-8. If not material, disclose that fact.
 May 14, 2025
Page 3
Risk Factors
We are and in the future may be subject to claims that we or our employees have misappropriated the intellectual property..., page 46

8. We note your reference here to certain patents and patent applications licensed from
       Boston University that were made with financial assistance from the federal government. Please clarify if you license any material intellectual property rights other than pursuant to the software license agreement with Genesis Software. If so, please describe the material terms of the licenses and license agreements in the Intellectual Property section of your prospectus.
Internal Controls, page 59

9. Please expand your disclosure to clarify whether there are any identified material weaknesses in your internal controls.
Use of Proceeds, page 75

10. To the extent known, please revise to disclose the approximate amount of proceeds you intend to allocate toward each of the purposes identified in this section. Please also confirm whether you intend to use the proceeds of the offering towards the development of any specific products, and if so, how much you intend to allocate and how far the proceeds from the offering will allow you to proceed with such programs, as applicable. We note your disclosure on pages 84 and 86 that you anticipate that you
       will    continue to invest significantly in product development    and
expect your
          research and development expenses to increase as you pursue development of new
       products and product enhancements.    Refer to Instruction 3 to Item 504
of Regulation
       S-K.
Net Revenue, page 85

11. Please expand your disclosure to address the historical and expected future impact of the downward pricing pressures highlighted on page 24. If the impact has been immaterial, please disclose that information here and on page 24. Critical Accounting Policies, page 94

12. We note that inventories constitute your largest asset and that inventory adjustments adversely impacted your 2024 gross margin. Given that the December 31,
2024
       inventory balance is almost twice the amount of your annual cost of goods sold, it is not clear whether the asset balance includes a substantial amount of aged inventory.
       We note that you track the age of your inventory items (page F-9) and that obsolescence has been identified as a material risk (pages 28 and 30). Please provide a critical accounting policy disclosure that quantifies the extent to which your inventory asset balance includes products for which there were no material sales during the most recent quarter. Disclose the amounts of inventory on hand that you determined to be obsolete or unmarketable. Reconcile this data with your conclusion that the $287K inventory reserve at December 31, 2024 is adequate. Explain why none of your inventory has been classified as long-term. See Item 303(b)(3) of Regulation S-K.
 May 14, 2025
Page 4
Market Dynamics in Shoulder Arthroplasty, page 107

13. We note your statement that "ASCs have emerged as a low-cost site of care and ambulatory-based outcomes have been demonstrated to be positive relative to hospital-based outcomes." Please briefly describe the way ambulatory-based outcomes have been demonstrated to be positive relative to hospital-based outcomes, including any applicable metrics used to measure the relative outcomes. Independent Distributor Network, page 119

14. We refer to your disclosure here and on pages 20 and 102 that you rely on an independent distributor network comprised of 25 independent distributors with an aggregate of 140 trained agents to sell your implant systems to hospitals. Please also disclose whether you have entered into any agreements with the distributor network or independent distributors, and if so, please provide a brief description of the material terms of any such agreement. If material, please also file such agreement as an exhibit to the registration statement as required by Item 601(b)(10) of Regulation S-K, or explain to us why you believe you are not required to do so.
Clinical Overview, page 120

15. We refer to your disclosure on page 121 that you have contributed to numerous publications since your founding. Please clarify in this section, including the table summarizing the select publications and studies, and in greater detail elsewhere in the registration statement to disclose whether you funded or sponsored the clinical studies and if your employees were involved in both the studies and publications.
Intellectual Property, page 125

16. We note your statement that the estimated patent expiration dates you provided
       "should not be relied upon for any purpose." Please remove this statement as investors are entitled to rely on your disclosure.
17. We note your disclosure relating to your eleven issued U.S. patents, seven issued foreign patents, twelve pending U.S. non-provisional patent applications and seventeen pending foreign patent applications. Please expand your tabular disclosure to include each material pending patent application. For each material patent or patent application, please revise to include a more detailed description of the scope and technology for each patent or patent application, the type of patent protection
       (composition of matter, use, or process), and expiration dates. We also note that twelve issued U.S. patents are listed in the tabular disclosure of your owned patents.
       Please reconcile your disclosure accordingly.
Competition, page 129

18. We note your disclosure throughout the registration statement that you currently offer
          highly differentiated    shoulder implant systems for shoulder
arthroplasty. We also
       refer to your disclosure here and on page 19 that you compete with large, multinational companies and smaller orthopedic companies, such as Arthrex, Enovis,
       Exectech, Johnson & Johnson, Smith & Nephew, Stryker, and Zimmer Biomet. Please
       revise your disclosure in this section to clarify whether any of your competitors also
 May 14, 2025
Page 5

       offer alternatives to traditional glenoid implants and humeral stem technologies.
Legal Proceedings, page 139

19. To the extent material, please provide a description of the factual basis alleged to underlie the counterclaim filed by Catalyst and the relief sought in the counterclaim.
       Please refer to Item 103(a) of Regulation S-K.
Statements of Operations, page F-5

20. Based on your disclosures in Note 12, it appears that the cost of goods sold line item excludes depreciation and amortization expense. Please revise your presentation consistent with the guidance in SAB 11:B. You also disclosed in Note 1 that you reclassified depreciation expense on surgical instruments from cost of goods sold to selling, general and administrative expense for 2023 and since. Expand your disclosure to discuss your operating and sales process involving surgical instruments, including whether they are sold separately or in combination with your implant systems, or if they are distributed for free to surgeons and hospitals. Explain to us your consideration for their impact in revenue recognition, as well as your basis for reclassifying them from cost of goods sold. In that regard, we note instruments account as your largest property and equipment item as shown in Note 4. Revenue Recognition, page F-11

21. You disclose that in addition to your advanced implant system, your ecosystem is also comprised of ProVoyance preoperative planning technology, efficient instrument system, specialized support and surgeon-to-surgeon collaboration. Explain to us, and revise if necessary, whether any of these other components constitutes an additional performance obligation under ASC 606.
General

22. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.
 May 14, 2025
Page 6

       Please contact Al Pavot at 202-551-3738 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact
Conlon Danberg at 202-551-4466 or Jane Park at 202-551-7439 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Ross McAloon, Esq.